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17005051

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC

SEC FILE NUMBER
8- 50853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 325
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Labick 914-287-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

OATH OR AFFIRMATION

I, Robert Labick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJS Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CJS

Title

Notary Public

DONATA SIMMONS
Notary Public, State of New York
No. 01SI6077931
Qualified in Dutchess County
Commission Expires July 22, 20 18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A Review Report regarding the included Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2016

CJS SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of CJS Securities, Inc.

We have audited the accompanying statement of financial condition of CJS Securities, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CJS Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJS Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (the 'Supplemental Information') has been subjected to audit procedures performed in conjunction with the audit of CJS Securities, Inc.'s financial statements. The supplemental information is the responsibility of CJS Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Halpern & Associates, LLC

Halpern & Associates LLC
Wilton, CT
February 15, 2017

CJS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	1,395,782
Due from broker and clearing deposits		100,168
Commissions receivable		285,579
Syndicate receivable		78,116
Fixed assets at cost (net of accumulated depreciation of $94,489)		-
Prepaid expenses and other assets		126,768
TOTAL ASSETS	$	1,986,413

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	38,107
Shareholders' Equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		100
Retained earnings		1,948,206
Total Shareholders' Equity		1,948,306
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,986,413

The accompanying notes are an integral part of these financial statements.

CJS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$4,662,422
Syndicate income	631,045
Interest	1,310
Consulting income	50,000
Other income	2,522
TOTAL REVENUES	5,347,299
Expenses:	
Employee compensation and related expenses	2,278,390
Floor brokerage, clearance and exchange fees	345,491
Data services	245,137
Conference expense	214,428
Rent	104,247
Telephone and communications	77,247
Professional fees	71,462
Licenses and permits	56,404
Office expense	39,489
Travel and entertainment	29,889
Other operating expenses	17,542
Insurance	10,129
TOTAL EXPENSES	3,489,855
NET INCOME	$1,857,444

The accompanying notes are an integral part of these financial statements.

CJS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total
Balance, January 1, 2016	$ 100	$ 2,693,669	$ 2,693,769
Net income	-	1,857,444	1,857,444
Distributions	-	(2,602,907)	(2,602,907)
Balance, December 31, 2016	$ 100	$ 1,948,206	$ 1,948,306

The accompanying notes are an integral part of these financial statements.

CJS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income		$ 1,857,444
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in due from broker and clearing deposits	$ -	
Decrease in commissions receivable	27,795	
Decrease in syndicate receivable	142,874	
Decrease in prepaid expenses and other assets	222	
Increase in accrued expenses	4,561	
Net adjustments		175,452
Net cash provided by operating activities		2,032,896
Cash flows from financing activities:		
Distributions to shareholders'		(2,602,907)
Net cash used in financing activities		(2,602,907)
Net Decrease in cash		(570,011)
Cash at December 31, 2015		1,965,793
Cash at December 31, 2016		$ 1,395,782

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998, as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

On January 1, 2015, the original shareholder of the Company (Arnold Ursaner) sold 66% of his shares to six employees. On September 30, 2015 he sold another 15% of his shares to the same employees. The ownership percentages are: 2 owners at 10.1666%; one at 13.1667%; two at 14.1667% ; one at 19.1667% and Mr. Ursaner at 19%.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, that also requires broker-dealers to value securities at fair market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis. The Company is included in syndicate deals, as a named participant, with other member firms controlling the stock sales.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 - Valuations based on quoted prices available in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques - equity securities: the Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At December 31, 2016, the Company held no investments in equity securities or securities sold short.

NOTE 2. CASH AND CASH EQUIVALENTS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal

NOTE 2. CASH AND CASH EQUIVALENTS (continued)

Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corporation ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company does not have any related party transactions.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $1,743,423 which was $1,643,423 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.01 to 1.

NOTE 5. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreements with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears

NOTE 5. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK - (continued)

customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax based on variables affected by the Company's operations.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITES

The Company entered into a commercial real estate lease with Mack-Cali for the period April 1, 2016 through March 31, 2017. The total lease commitment is for $91,350 paid in monthly installments of $7,612.50. Future minimum lease payments, for the year ending December 31, 2017, are $22,837.50. The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities at December 31, 2016 or during the year then ended.

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees*, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460

NOTE 8. GUARANTEES (continued)

defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. At December 31, 2016, except for future contractual exposure described in Note 5, the Company has issued no guarantees.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure

SUPPLEMENTARY INFORMATION

CJS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Credits:	
Total Shareholders' Equity	$ 1,948,306
Debits:	
Non Allowable Assets	(204,883)
Net Capital	1,743,423
Minimum Net Capital Requirement	100,000
Excess Net Capital	$ 1,643,423
Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 38,107
Ratio of Aggregate Indebtedness to Net Capital	0.01 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

CJS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpemassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of CJS Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which

(1) CJS Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CJS Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and

(2) CJS Securities, Inc. stated that CJS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CJS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CJS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 15, 2017

CJS SECURITIES, INC. EXEMPTION REPORT

CJS Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

CJS Securities, Inc.

I, Robert Labick, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 15, 2017

BMW MANAGEMENT
CERTIFIED PUBLIC ACCOUNTANT, P.C.
10 NOSBAND AVENUE
SUITE 1L
WHITE PLAINS, NEW YORK 10605

TEL (914) 761-9195
FAX (914) 761-9553

BENJAMIN M. WETCHLER, C.P.A.

February 27, 2017

Via Federal Express

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
415

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F. Street, N.E.
Washington, DC 20549

Re: CJS Securities, Inc.

Dear Sir or Madam:

Enclosed please find two (2) copies each of the CJS Securities, Inc. Audited Financial Statements and the Statement of Financial Condition, as of December 31, 2016.

If you have any questions, please feel free to give me a call.

Very truly yours,

BMW MANAGEMENT, CPA, P.C.

Benjamin M. Wetchler

Enclosures